

Mail Stop 3561

January 4, 2011

Daniel K. Leonard
President, CEO
Strike Axe, Inc.
17445 Arbor Street
Omaha, NE 68130

Re: Strike Axe, Inc.
    Amended Registration Statement on Form 10
    Filed December 20, 2010
    File No. 0-53304

Dear Mr. Leonard:

    We have completed our review of your filings and have no further comments at
this time.

                                Sincerely,

                                John Reynolds
                                Assistant Director

cc: John Heskett
        Fax (918) 336-3152